Exhibit 99.3

Company	Wolseley PLC
TIDM	WOS
Headline	Holding(s) in Company
Released	17:52 26–Jul–06

RNS Number: 7980G
Wolseley PLC
26 July 2006

We have today been informed that Mr Edward C. Johnson 3rd, FMR Corp, Fidelity International Limited and its direct and indirect subsidiaries including Fidelity Pension Management and Fidelity Investment Services Limited no longer have a notifiable interest in the Company’s ordinary shares of 25p each.

FURTHER INFORMATION

Wolseley plc

M. J. White – Group Company Secretary and Counsel
0118 929 8700

This information is provided by RNS
The company news service from the London Stock Exchange

END